Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

November 1, 2021.

Item 3	News Release

The press release attached as Schedule “A” was released on November 1, 2021 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

November 1, 2021.

Schedule “A”

Bitfarms Increases October 2021 Bitcoin Production, Up 12.5% from September 2021

- 343 BTC Mined, Increasing BTC Holdings to Over 2,640 at October 31, 2021 –

- Hashrate Exceeds 1.8 Exahash per Second (EH/s) -

Toronto, Ontario and Brossard, Québec (November 1, 2021) - Bitfarms Ltd. (NASDAQ: BITF // TSXV: BITF), a global Bitcoin self-mining company, provides a Bitcoin production update.

“The increase in month-over-month production in October 2021 represents a further advancement for Bitfarms and shows the initial benefit generated as a result of production from our newly built, larger production facility in Cowansville, Québec. This, in conjunction with recent miner deliveries and ongoing fleet optimization, contributed to our achieving a record hashrate of 1.8 exahash per second (EH/s) in late October,” said Emiliano Grodzki, Bitfarms Founder and Chief Executive Officer. “With new miner deliveries en route and deliveries continuing throughout November, this month we expect to grow our hashrate to over 2 EH/s and improve our electrical efficiency to 44 watts per terahash (W/TH).”

October 2021 Bitfarms’ Mining Production Update

•	1.8 EH/s achieved effective October 25, 2021.
•	343 new Bitcoin (BTC) mined during October 2021.
•	2,750 BTC mined in the first ten months of 2021.
•	11+ BTC mined daily on average, equivalent to about US$ 665,500 per day based on a BTC price of US$60,500 on October 31.
•	2,646 BTC deposited into custody for the year through October 31, 2021, representing approximately 96% of Bitfarms’ 2021 BTC production with a total value of approximately US$160 million based on a BTC price of US$60,500.

October 2021 Bitfarms’ Mining Operations Highlights

•	2,869 Bitmain S19j Pro miners received and installed.
•	300 MicroBT M30S miners received and installed.
•	The remaining 4,361 Bitmain S19j Pro and 400 MicroBT M30S miners scheduled for delivery this year are en route and are expected to be received in multiple batches in November.
•	The Cowansville, Québec, farm operated at its fully energized, upgraded capacity of 17 MW for the month, which is a net increase of 13 MW.
•	Construction commenced on two new farms in Sherbrooke, Québec, increasing our farms in development from two (Argentina and Paraguay) to four (Argentina, Paraguay and Quebec).
•	Construction also began on a farm in Argentina within the gates of a private power company that will not receive any government subsidies.

Bitfarms’ BTC 2021 Monthly Production

Month	BTC
January	199
February	178
March	221
April	232
May	262
June	265
July	391
August	354
September	305
October	343

As previously announced, construction on high-power production facilities in Paraguay and Argentina is underway. These strategic investments represent 220 megawatts (MWs) of combined capacity and are part of Bitfarms plan to grow its hashrate to 3 EH/s in first quarter 2022 and 8 EH/s by year end 2022.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin self-mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021,

Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market.

Bitfarms has a diversified production platform with five industrial scale facilities located in Québec. Each facility is over 99% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four accounting firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release. The information in this release regarding expectations in respect to its future rate of Bitcoin production, its future accumulation of Bitcoin, its expansion plans, and about other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year ended December 31,

Contacts

Investor Relations: LHA

Investor Relations

+1 415-433-3777

Investors@bitfarms.com

US Media:

YAP Global

Mia Grodsky, Account Executive

mia@yapglobal.com

Québec Media:

Ryan Affaires publiques

Valérie Pomerleau, Public Affairs and Communications

valerie@ryanap.com

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